

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Jim Fusaro
Chief Executive Officer
Array Technologies, Inc.
3901 Midway Place, NE
Albuquerque, NM 87019

   Re: Array Technologies, Inc.
    Draft Registration Statement
    Filed February 25, 2021
    File No. 377-04310

Dear Mr. Fusaro:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Filed February 25, 2021

General

1. Because you have not filed your Form 10-K for the fiscal year ended December 31, 2020, which you seek to incorporate by reference, your filing does not meet the requirements of subparagraphs (e)-(j) of Item 11 of Form S-1. The SEC's policy allowing for confidential review of draft registration statements does not permit the submission of a registration statement that fails in numerous respects to meet the requirements of the Form or Regulation S-K. Please amend your filing to include the information required by Form S-1.

Please contact Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing